VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

07021784

6 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

dw 3/15

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	24 JANUARY 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 JANUARY 2007 – 31 JANUARY 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
J R Kirby	192,131	192,131			Registered holder
Total Direct Interest		**192,131**			

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,114,116				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(1,000,000)		30-Jan-07	$3.20	On-market sale
	(1,227,543)		31-Jan-07	$3.25	On-market sale
		85,886,573			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**92,430,740**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: JOHN ROSS KIRBY
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL	0	0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VILLAGE ROADSHOW LIMITED**
ABN	**43 010 672 054**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	24 JANUARY 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 JANUARY 2007 – 31 JANUARY 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
R G Kirby	1,000	1,000			Registered holder
Total Direct Interest		**1,000**			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,114,116				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(1,000,000)		30-Jan-07	$3.20	On-market sale
	(1,227,543)		31-Jan-07	$3.25	On-market sale
		85,886,573			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		**92,430,740**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		**181,093,856**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: ROBERT GEORGE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		6,878,956			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	24 JANUARY 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 JANUARY 2007 – 31 JANUARY 2007
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
G W Burke	62,400	62,400			Registered holder
Total Direct Interest		62,400			
INDIRECT INTEREST					
Village Roadshow Corporation Pty Ltd	88,114,116				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(1,000,000)		30-Jan-07	$3.20	On-market sale
	(1,227,543)		31-Jan-07	$3.25	On-market sale
		85,886,573			
Canberra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		92,430,740			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	181,093,856	181,093,856			The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
Total Indirect Interest		181,093,856			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION PTY LTD**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,497,561	4,497,561			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
TOTAL		**6,878,956**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Positive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TOTAL		41,972			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 February 2007

To: Company Announcements Office
Australian Securities Exchange

By: Electronic lodgement

Announcement of Half-Year Results – December 2006

Half-year information given to ASX under Listing Rule 4.2A

Attached are the following documents for the Company's results for the half-year ended 31 December 2006:

- Appendix 4D – Half-Year Report;
- Press Release on Half-Year Report; and
- Financial Report and Directors' Report for the half-year ended 31 December 2006 together with the Independent Review Report.

This information should be read in conjunction with the most recent Annual Report of the Company for the financial year ended 30 June 2006.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

RULE 4.2A.3

APPENDIX 4D

Half-Year Report

Introduced 1/1/2003.

Name of entity:

Village Roadshow Limited

ABN:

43 010 672 054

1. Reporting period

Half-year ended ('reporting period'):

31 December 2006

Previous half-year ended ('previous corresponding period'):

31 December 2005

2. Results for announcement to the market

					$A'000
2.1	Revenues from continuing operations	Down	26%	To	649,571
2.2	Profit (loss) after tax from continuing operations	Up	389%	To	31,677
2.3	Net profit (loss) for the period attributable to members	Up	N/A	To	35,647

Dividends (distributions)		Amount per security	Franked amount per security
2.4	Interim dividend (no dividend proposed for the Half-Year ended 31 December 2006)	Nil	Nil
2.5	+Record date for determining entitlements to the dividend	N/A	

2.6 Brief explanation of any of the figures reported above:

Refer attached Press Release on Half-Year Report for further details.

3. Net tangible assets per security

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	($3.32)	($2.99)

Note: Net tangible asset backing shown above excludes the value of Radio Licences and Film Library assets. Including these assets, the NTA per ordinary security is $1.24 (2005 $1.64).

4. Entities over which control has been gained or lost

Control gained over entities

4.1	Name of entity (or group of entities)	Acquisition of remaining Australian Theme Park interests – refer Note 10 in attached Half-Year Accounts for details.
4.2	Date from which control was gained	For entities acquired from Warner Bros., effective date was 3 July 2006. For entities acquired from Nara group, effective date was 30 September 2006.
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the date control was gained to the end of the current period	$17.5 million
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was lost	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the beginning of the current period to the date control was lost	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

5. Proposed interim dividends

Date the dividend is payable: N/A

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend:	Current year	Nil	N/A	N/A
	Previous year	Nil	N/A	N/A

	Current period $A'000	Previous corresponding Period $A'000
+Ordinary securities *(each class separately)*	--	--
Preference +securities *(each class separately)*	--	--
Other equity instruments *(each class separately)*	--	--
Total	--	--

6. Dividend reinvestment plans

Dividend reinvestment plans in operation: N/A

The last date(s) for receipt of election notices for participation in any +dividend reinvestment plans: N/A

7. Details of associates and joint venture entities

Equity accounted associates and joint venture entities	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax	
Name of entity	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	8	(6)
Dartina Development Ltd.	50.00%	50.00%	1,850	1,915
Radio Newcastle Pty Ltd	50.00%	50.00%	769	1,210
Roadshow Distributors Pty Ltd	50.00%	50.00%	10,592	10,992
Sea World Property Trust [1]	100.00%	50.00%	-	4,449
Warner Village (Design & Build) Ltd [2]	-	50.00%	-	(510)
Warner Village Exhibition Ltd	49.99%	49.99%	21	35
Other [3]	N/A	N/A	229	(380)
			13,469	**17,705**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	36	42
Warner Village Theme Parks Partnership [1]	100.00%	50.00%	-	1,443
Sea World Aviation Partnership [1]	100.00%	50.00%	-	13
Tasmanian Cinemas Partnership	50.00%	50.00%	(115)	(108)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	-	-
			(79)	**1,390**
Total			**13,390**	**19,095**
Other Material Interests			N/A	N/A
Total			**N/A**	**N/A**

Notes:

1. The Village Roadshow Ltd. Group acquired full ownership of Sea World Property Trust, Warner Village Theme Parks Partnership and Sea World Aviation Partnership on 3 July 2006. For the half-year ended 31 December 2006, these entities have been fully consolidated and are no longer accounted for as associates or partnerships.
2. Effective November 2005, Warner Village (Design & Build) Ltd was liquidated.
3. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the period.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 February 2007

Profit turnaround for 2007 first half

- ***Theme Parks drive $35.6 million net profit after tax***
- ***International operations restructured***
- ***Capital initiatives launched***
- ***Additional independent director appointed***

Village Roadshow Limited ("VRL") today announced a strong performance by the Theme Parks division underpinning a net profit after tax of $35.6 million for the half-year ended 31 December 2006.

Announcing the result, VRL Group Chairman John Kirby said: "The current half-year's result reflects a very strong trading result at the Theme Parks which was supported by stability of trading in most of our other divisions."

"The VRL Group continues to maintain strong cash flows and a balance sheet which positions us well to take advantage of expected opportunities to grow our core businesses in the future, and deliver further benefits to shareholders" said Mr Kirby.

Highlights

- Net profit after tax of $35.6 million for the half-year ended 31 December 2006. This compared to a $4.0 million loss in the prior corresponding period.
- Operating profit before tax and minority interests increased to $51.0 million from $49.1 million.
- Operating profit after tax, excluding one-off material items and discontinued operations totalled $23.6 million, compared with an after tax profit of $27.2 million for the previous corresponding period. The reduction in normalised profit is mostly attributable to an increased tax expense and an increase in minority interests following the reduction in shareholding in Austereo Group Limited ("Austereo"). The gain on the sell-down of Austereo has been taken into reserves.
- A special dividend to all shareholders totalling $92.4 million.

In addition a capital return of 15 cents per share was paid in January 2007, totalling $39.3 million. To date the Company has not bought back any shares under a previously announced buyback of approximately 10% of the remaining shares on issue in each class.

Mr Kirby said: "These initiatives resulted from a successful restructuring of the group, including the simplifying of the international operations during the period to December, exiting the Cinema Exhibition businesses located in New Zealand, Italy, Austria and Fiji."

"Our efforts in this area are reflected in the improved sales margins and operational cash flow across the Group as we focus on our core business. This, together with the restructure of borrowings completed during the period, has enabled us to return significant funds to our loyal shareholders."

"We are also committed to strengthening our Board and appointed David Evans as a non-executive board member in January 2007, moving us closer to achieving our high priority goal of having a majority of independent directors. David comes to us with considerable business and media experience."

Group CEO Graham Burke commented: "The group result has been led by the outstanding performance of our biggest division, the Theme Parks, which delivered an operating profit of $23.2 million for the period, mostly under our full ownership after we acquired the balance of the assets we did not already own."

"The performance is the reward of a well planned and executed marketing strategy, together with micro-management of the cost structure. These results have continued into the January/February period and we are well placed to have a strong first year's return."

"Looking ahead, we are confident the benefits of restructuring and the closer focus on our core businesses will flow through to continued earnings growth."

"In addition to growth in our ongoing businesses we are currently investigating growth options for our Theme Park division, Gold Class cinemas in the USA and, through our Film Production division, synergies with Music which we expect will take the group to a new level" said Mr Burke.

A copy of this release can also be found at www.villageroadshow.com.au

OPERATIONAL OVERVIEW

Theme Parks

During the period VRL completed its acquisition of the remaining 50% of the Theme Parks assets from Warner Bros. and the remaining share of Sea World Resort (formerly Sea World Nara Resort).

Operating profit before tax for the Theme Parks division was $23.2 million (100% owned), compared to $7.9 million (mainly 50% owned) for the prior corresponding period. The improvement in the underlying business can be attributed to increased attendances at all Parks following the implementation of several innovative marketing campaigns and better margins through micro-management of cost controls. Also contributing to the result was the successful opening of the Australian Outback Spectacular attraction.

Warner Bros. Movie World's attendances increased by 4.3% compared to the corresponding prior period. Sea World's attendances increased by almost 17% compared to the corresponding prior period. Similarly, Wet 'n' Wild Water World's attendances were up 22% compared to the prior corresponding period.

The attendance increases can be attributed to a number of factors including new attractions such as *Superman – The Ride, Batwing, Sea World Eye* and the new *H2O Zone* in Wet 'n' Wild including the amazing *Tornado.*

Additionally the Parks have been reinvigorated with a number of marketing campaigns and the re-introduction of an annual pass promotion which has increased numbers through the gates.

Sea World Resort has also improved significantly with average room rates up almost 12% and occupancy rates also up 3% on the corresponding prior period. Net Profit before Tax was up 13% on the corresponding prior period result. The Resort has benefited from increased synergies with the Theme Parks and improved joint marketing campaigns as well as packages tying in to VRL's other attractions such as Australian Outback Spectacular.

The new Australian Outback Spectacular attraction continues to trade strongly since it opened in April 2006. The show has been operating consistently at over 97% of capacity since opening. Demand has been so high, double shows have been running for 3 nights a week throughout December and January.

Film Production

Operating loss before tax and one-off material items for the half-year ended 31 December 2006 was $7.7 million compared with a profit of $4.6 million in the previous corresponding period.

This movement is mostly due to a full six months charge of interest arising from the restructure which was completed in October 2005, a hedging loss of $4 million in this period compared to a gain of $0.8m in the prior period and lower film exploitation profit being recognised from the first portfolio of films. The second portfolio of films is not yet close to completion, it is expected recognition of the results of this portfolio will commence being recognised in the 2008 financial year.

Films released in the period included the highly successful *Happy Feet,* however *Unaccompanied Minors* was a failure. *Music and Lyrics* was released in February and is performing to expectations at this stage. Other films set for release in the second half of the 2007 financial year include *The Reaping, Ocean's 13* and *Lucky You.*

The company has co-financed an Australian produced feature film *Rogue*. This film is expected to be released in August 2007. Any profits or losses relating to this film will be brought to account separately as it is not part of the film portfolios.

During the half, the company clarified with its auditors, Ernst & Young, the treatment of fair value movements associated with the non-qualifying interest rate derivatives in the Film Production Division. The Company determined that some of these movements should be treated as capitalised borrowing costs, and as such capitalised and amortised in line with the borrowing costs accounting policy. This has led to a restatement of the prior year result, as detailed in the Half-Year Financial Report.

Film Distribution

The Film Distribution division has performed in line with the corresponding period, in challenging market conditions. VRL's share of profit was $10.8 million compared to $11.0 million in the previous corresponding period.

Roadshow Films is the largest independent film distributor in the marketplace, with strong relationships with partners such as Warner Bros., Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company. It is very well placed to exploit opportunities in both existing mediums and emerging technologies, such as Video On Demand (VOD) and Electronic Sell Through (EST).

Upcoming releases include *300* and *Harry Potter and the Order of the Phoenix* from Warner Bros., *License to Wed,* and *Ocean's 13* from Village Roadshow Pictures as well as the recent US theatrical success *The Illusionist.*

Roadshow Entertainment is the DVD market's leading distributor and has performed exceptionally well; this is attributable to strong sales from titles such as *Hoodwinked, Brokeback Mountain* and *Snakes on a Plane.* TV programming on DVD has continued to increase in popularity with *Thank God You're Here,* the BBC's *Little Britain* and *Planet Earth* and the award winning *Love My Way* all exceeding expectations. Future Roadshow Entertainment titles include *Arthur and the Invisibles, Music and Lyrics* and of course *Happy Feet.*

Cinema Exhibition

VRL's share of operating loss before tax for the six months to 31 December was $0.9 million, excluding discontinued items, compared to a profit of $4.3 million in the previous corresponding period. EBITDA from this division was $10.4 million compared to $13.2 million.

Profitability in Australia and Singapore was an improvement on the prior year. In Greece, the territory has been transitioning from its original old style cinemas to the new "Village World" concept including VMAX™, Gold Class and other complementary revenue streams such as cafes and bowling. This has had an impact on the profitability of the Greece operations in the first half but this is expected to turn around to reflect an overall profitable result in the next six months.

Major films released during the six month period included *Pirates of the Caribbean: Dead Man's Chest, Casino Royale, Borat* and *The Devil Wears Prada.*

Attendances have increased subsequent to the end of the half, with *Happy Feet, Night at the Museum, The Pursuit of Happyness* and *Blood Diamond.* This trend is expected to continue throughout the second half of the year with the releases of *Shrek the Third, Spider-Man 3, Pirates of the Caribbean: At World's End,* and *Ocean's 13.*

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2006		Opened/ (Closed/Sold) July to Dec 2006		As at Dec 2006		To be Developed Jan to June 2007	
	Sites	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**
Australia	72	596	(19)	(63)	53	533	-	9
Czech Republic	2	22	-	-	2	22	-	-
Greece	6	63	1	9	7	72	-	-
Singapore	8	58	1	15	9	73	-	-
Total	**88**	**739**	**(17)**	**(39)**	**71**	**700**	**-**	**9**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

In the December 2006 half, VRL completed the sale of its New Zealand, Fiji and Italian cinema circuits and exited from its two Austrian cinemas. VRL also disposed of all its interests in the Palace cinema joint venture, except for Carlton Nova.

Radio

VRL sold down its ownership in Austereo to its current position of 50.2% during the year. The profit arising from this transaction has not been recognised in the Income Statement as Austereo remains a subsidiary of VRL. The gain has been taken to other reserves on the balance sheet.

Austereo continued its growth from 2006 into the 2007 financial year with profit before tax totalling $38.7 million against a prior year result of $38.1 million.

Austereo continued its ratings leadership in the final Nielsen radio ratings* of the calendar year, with 2Day FM in Sydney and Fox FM in Melbourne winning the FM ratings for 2006. 2Day FM finished with an average 11.3 per cent audience share for the year, a 1.3 point increase on 2005, while Fox FM ended with an average 12.4 per cent share, up 1.6 points on 2005.

In December 2006, Austereo's Sydney sales share was the highest since April 2002 and, in Melbourne, the best since February 2003. The advertising client retention rate continues to remain at an exceptionally high level. Real Estate advertising spending increased by 25% against pcp, education lifted 15%, while retail and entertainment categories increased by 3% and 2% respectively, from very significant base figures.

VRL remains very confident for the second half operations thanks to a strong line-up of leading on air personalities and shows and very robust forward advertising bookings. Austereo's focus is now on strengthening the iconic Triple M Network.

* Nielsen Media Research, Capital Cities, Survey 8, 2006

Capital management details

The Board of Directors resolved during the period to conduct a number of capital management initiatives:

- A fully franked interim dividend of 34 cents per ordinary share and 37 cents per A Class preference share.
- A capital return of 15 cents per ordinary share and per A Class preference share[1].
- An on-market buy-back of approximately 10% of ordinary and A Class preference shares.

The total cash outflow impact of these capital management initiatives will be approximately $200 million.

[1] This received shareholder approval by a special resolution. The Australian Tax Office issued a Class Ruling stating that no part of the proposed capital return would be taken to be a dividend for income tax purposes.

A copy of this release can also be found at www.villageroadshow.com.au

ADDITIONAL INFORMATION: RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS – CONTINUING OPERATIONS

	Segment result [1] Excluding material items		Operating result [1] Excluding material items		Reported EBITDA Excluding material items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Theme Parks	32,863	8,169	23,202	7,858	45,353	11,738
Film Production	43,019	32,026	(7,731)	4,598	43,424	32,458
Film Distribution	10,814	10,991	10,814	10,991	10,814	10,991
Cinema Exhibition	4,432	4,451	(857)	4,268	10,384	13,236
Radio	44,946	43,304	38,677	38,070	47,903	46,820
Other (includes corporate overheads)	(85,108)	(49,801)	(13,139)	(16,645)	(11,848)	(15,284)
Total	**50,966**	**49,140**	**50,966**	**49,140**	**146,030**	**99,959**

Calculation of Reported EBITDA		
Operating profit before material items and tax	50,966	49,140
Add:		
Depreciation and amortisation	56,954	196,008
Amortisation of film production costs	(29,815)	(180,330)
Interest expense	34,076	12,737
Amortisation of capitalised borrowing costs	30,013	29,693
Amortisation of capitalised hedge borrowing costs	9,253	(1,790)
Tax on partnership profits	(34)	596
Less:		
Interest income	(5,383)	(6,095)
Reported EBITDA (before Minority Interests)	**146,030**	**99,959**

Note 1: Certain financing and investing transactions are excluded from the definition of 'segment result' under AASB 114 *Segment Reporting.* These transactions, which comprise interest income, interest expense and profit from sale of assets have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the segment result definitions. EBITDA has been calculated from each segment's operating result.

ADDITIONAL INFORMATION: CINEMA EXHIBITION BOX OFFICE AND UNDERLYING EBITDA FROM CONTINUING OPERATIONS[1] - $'000

	Half-Year to December 2006			Half-Year to December 2005		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	**Gross Box Office**	**100%**	**Village Share**	**Gross Box Office**	**100%**	**Village Share**
Australia	124,940	25,627	10,825	136,316	25,155	10,392
Singapore	22,821	5,071	2,535	21,171	5,405	2,702
Europe	19,744	(1,471)	(1,471)	21,885	2,102	2,102
Total	**167,505**	**29,227**	**11,889**	**179,372**	**32,662**	**15,196**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

	31 Dec. 2006 $A'000	31 Dec. 2005 $A'000
Income Statement		
Sales revenue (Note 1)	244,168	596,100
Expenses:		
Amortisation of film production costs (Note 2)	(29,815)	(180,331)
Other film expenses (Note 3)	(174,743)	(381,148)
Amortisation of capitalised borrowing costs (Note 4)	(30,013)	(29,693)
Amortisation of capitalised derivative borrowing costs (Note 5)	(9,253)	1,790
Other	(500)	(1,039)
Net profit (loss) from film exploitation	**(156)**	**5,679**

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television.

Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation.

Note 2:
Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111 *Construction Contracts*. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation.

Note 5:
Fair value movements of derivatives directly attributable to the film portfolio are treated as capitalised borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as capitalised borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year.

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION (Cont'd.)

Balance Sheet	31 Dec. 2006 $A'000	30 Jun. 2006 $A'000
Current assets		
Film library	313,853	235,314
Working capital	104,587	107,703
Non-current assets		
Film library	421,114	473,025
Current liabilities		
Borrowings	313,853	235,314
Working capital	73,217	105,372
Non-current liabilities		
Borrowings	432,621	507,347

Statement of Cash Flows	31 Dec. 2006 $A'000	31 Dec. 2005 $A'000
Net Operating Cash Flows:		
Receipts from customers	223,959	573,373
Payments to suppliers and employees (Note 6)	(220,014)	(523,929)
Interest and other costs of finance paid	(28,194)	(29,693)
Net Financing Cash Flows:		
Proceeds from borrowings	160,222	374,519
Repayment of borrowings	(110,027)	(363,651)

Note 6: Includes film acquisition costs of $101.3 million (2005 $193.4 million).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

HALF-YEAR FINANCIAL REPORT
31 DECEMBER 2006

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
HALF-YEAR FINANCIAL REPORT
DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2006.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
John R Kirby: B.Ec., CPA – Chairman
Robert G Kirby: B. Comm. – Deputy Chairman
Graham W Burke: - Managing Director
Peter E Foo: B.Econ.
Peter M Harvie
William J Conn: B. Comm. (Hons), MBA, CPA, F Fin
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon: B. Arts, MBA
David J. Evans (appointed 2 January 2007)

REVIEW AND RESULTS OF OPERATIONS

Total revenue for the group decreased by 26% to $649.6 million compared to the previous corresponding period, excluding material items of income and expense and discontinued operations. This was mainly due to a decrease in Film Production segment revenue of $346.7 million in the current period (with film amortisation and other film expenses correspondingly decreasing by $356.9 million), which was partly offset by an increase in Theme Parks segment revenue of $125.3 million as a result of the consolidation of that division (refer Note 10).

Profit from continuing operations before tax was $46.5 million, compared to a profit of $7.9 million for the previous corresponding period. After tax, minority interests and discontinued operations, the net profit attributable to members of Village Roadshow Limited was $35.6 million, compared to a loss of $4.0 million in the previous corresponding period. After excluding material items of income and expense and discontinued operations, the attributable net profit for the period was $23.6 million (2005: $27.2 million). Fully-franked special dividends totalling $92.4 million (2005: $23.1 million) were paid during the period.

Total assets of the group increased by $611.2 million compared to 30 June 2006, which included an increase in property, plant & equipment, goodwill and other intangible assets of $517.1 million, mainly resulting from the consolidation of the Theme Parks division (refer Note 10).

Summarised results are as follows (excluding material items of income and expense and discontinued operations):

	Revenues $'000	Profit (Loss) before Tax $'000
Theme Parks	132,596	23,202
Film Production	259,768	(7,731)
Film Distribution	-	10,814
Cinema Exhibition	121,346	(857)
Radio	127,360	38,677
Unallocated	8,501	(13,139)
Total	649,571	50,966

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this Class Order applies.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited is attached on page 3.

Signed in accordance with a resolution of the directors at Melbourne this 28th day of February 2007.

P.E. Foo
Director

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our review of the financial report of Village Roadshow Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

D R McGregor
Partner

28 February 2007

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED INCOME STATEMENT
HALF-YEAR ENDED 31 DECEMBER 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000
Continuing operations			
Income			
Revenues		649,571	882,594
Other income	(2(b))	24,188	24,538
Expenses excluding finance costs	(2(c))	(567,312)	(877,692)
Finance costs		(73,342)	(40,640)
Share of net profits of associates and joint venture entities accounted for using the equity method		13,390	19,095
Profit from continuing operations before income tax expense		46,495	7,895
Income tax expense		(14,818)	(1,414)
Profit after tax from continuing operations		31,677	6,481
Discontinued operations			
Profit (loss) after tax from discontinued operations	(9)	15,157	(1,162)
Net profit for the period		46,834	5,319
Profit attributable to minority interest		11,187	9,320
Net profit (loss) attributable to members of Village Roadshow Limited		35,647	(4,001)

Earnings per share (cents per share)			
For profit for the half-year attributable to ordinary equity holders of Village Roadshow Limited:			
Basic earnings per share		23.36c	(2.39c)
Diluted earnings per share		23.18c	(2.39c)
For profit from continuing operations for the half-year attributable to ordinary equity holders of Village Roadshow Limited:			
Basic earnings per share		13.43c	(1.70c)
Diluted earnings per share		13.38c	(1.70c)

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2006

	Consolidated 31/12/2006 $'000	Consolidated 30/06/2006 $'000
ASSETS		
Current Assets		
Cash and cash equivalents	274,050	176,205
Trade and other receivables	270,306	231,720
Intangible assets - Film library	313,853	235,314
Other	55,823	45,714
	914,032	688,953
Assets classified as held for sale	1,431	4,045
Total Current Assets	915,463	692,998
Non-Current Assets		
Receivables	33,475	64,213
Intangibles assets:		
Radio licences	459,223	459,403
Film library	421,114	473,025
Goodwill	183,358	47,493
Other intangible assets	36,370	1,386
Investments accounted for using the equity method	83,252	97,572
Available-for-sale investments	23,030	24,821
Property, plant & equipment	610,214	263,935
Deferred tax assets	29,546	30,950
Derivatives	21,606	44,939
Other	20,965	25,702
Total Non-Current Assets	1,922,153	1,533,439
Total Assets	2,837,616	2,226,437
LIABILITIES		
Current Liabilities		
Trade and other payables	265,787	170,019
Interest bearing loans and borrowings	421,077	296,811
Other	50,946	35,625
	737,810	502,455
Liabilities directly associated with assets classified as held for sale	2,278	19,543
Total Current Liabilities	740,088	521,998
Non-Current Liabilities		
Payables	39,581	54,305
Interest bearing loans and borrowings	1,197,069	922,027
Convertible notes	25,132	26,430
Deferred & other income tax liabilities	136,364	109,127
Other	28,098	12,167
Total Non-Current Liabilities	1,426,244	1,124,056
Total Liabilities	2,166,332	1,646,054
Net Assets	671,284	580,383
EQUITY		
Equity attributable to equity holders of the parent		
Issued capital	559,438	552,802
Reserves	305,917	187,432
Accumulated losses	(320,653)	(252,036)
Parent interests	544,702	488,198
Minority interests	126,582	92,185
Total Equity	671,284	580,383

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED CASH FLOW STATEMENT
HALF-YEAR ENDED 31 DECEMBER 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		655,643	942,133
Payments to suppliers and employees		(619,957)	(889,625)
Dividends and distributions received		2,299	9,142
Partnership profits received		120	210
Interest received		4,940	5,829
Finance costs		(54,745)	(41,417)
Income taxes paid		(6,316)	(7,230)
Net cash flows from (used in) operating activities		(18,016)	19,042
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant & equipment		(29,783)	(53,205)
Proceeds from sale of property, plant & equipment		194	1,971
Purchase of investments in associates & other entities		(279,304)	(1,793)
Proceeds from sale of investments in associates & other entities		216,736	7,191
Loans (to) / from or repaid by other entities		(14,810)	6,873
Security deposits		-	92,226
Other		(2,991)	(1,056)
Net cash flows from (used in) investing activities		(109,958)	52,207
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		7,170	-
Payment for buyback of shares		(535)	(63,969)
Proceeds from borrowings		821,021	628,112
Repayment of borrowings		(502,591)	(449,799)
Repayment of convertible debt		(1,479)	-
Dividends paid		(98,332)	(27,988)
Net cash flows from financing activities		225,254	86,356
Net increase in cash and cash equivalents held		97,280	157,605
Cash and cash equivalents at beginning of period		178,160	99,654
Effects of exchange rate changes on cash		(4,587)	1,733
Cash and cash equivalents at end of period	(3)	270,853	258,992
Total cash classified as:			
Continuing operations		270,502	257,751
Discontinued operations		351	1,241
Total		270,853	258,992

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF CHANGES IN EQUITY
HALF-YEAR ENDED 31 DECEMBER 2006

HALF-YEAR ENDED 31 DECEMBER 2006	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES $ '000	TOTAL $ '000	$ '000	$ '000
Balances as at 1 July 2006	552,802	(242,232)	187,571	498,141	92,185	590,326
Adjustments resulting from accounting policy changes	-	(9,804)	(139)	(9,943)	-	(9,943)
Revised Balances as at 1 July 2006	552,802	(252,036)	187,432	488,198	92,185	580,383
Currency translation differences	-	-	4,996	4,996	-	4,996
Gains/(losses) on cash flow hedges	-	-	(25,556)	(25,556)	-	(25,556)
Valuation losses taken to equity	-	-	(1,065)	(1,065)	-	(1,065)
Gain on revaluation of fixed assets	-	-	62,777	62,777	-	62,777
Total income (expense) recognised directly in equity	-	-	41,152	41,152	-	41,152
Profit for the period	-	35,647	-	35,647	11,187	46,834
Total income (expense) for the period	-	35,647	41,152	76,799	11,187	87,986
Buyback of shares – ordinary	(69)	-	-	(69)	-	(69)
Repayment of employee share loans	7,176	-	-	7,176	-	7,176
Buyback of shares – employee share scheme	(471)	-	-	(471)	-	(471)
Equity dividends	-	(92,406)	-	(92,406)		(92,406)
Dividend paid to minority interest	-	-	-	-	(5,926)	(5,926)
Transfers between reserves	-	(8)	8	-	-	-
Other changes in equity	-	(11,850)	77,325	65,475	29,136	94,611
Balances as at 31 December 2006	559,438	(320,653)	305,917	544,702	126,582	671,284

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF CHANGES IN EQUITY (continued)
HALF-YEAR ENDED 31 DECEMBER 2006

HALF-YEAR ENDED 31 DECEMBER 2005	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED					MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	CONVERTIBLE NOTES $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES $ '000	TOTAL $ '000	$ '000	$ '000
Balances as at 1 July 2005	598,229	14,866	(191,137)	150,071	572,029	100,387	672,416
Transitional adjustments resulting from initial adoption of AASB 132 & AASB 139	-	(14,866)	8,435	(21,940)	(28,371)	-	(28,371)
Adjustments resulting from accounting policy changes	-	-	(4,221)	-	(4,221)	-	(4,221)
Revised Balances as at 1 July 2005	598,229	-	(186,923)	128,131	539,437	100,387	639,824
Currency translation differences	-	-	-	4,575	4,575	-	4,575
Gains/(losses) on cash flow hedges	-	-	-	19,520	19,520	-	19,520
Total income (expense) recognised directly in equity	-	-	-	24,095	24,095	-	24,095
Profit (loss) for the period	-	-	(4,001)	-	(4,001)	9,320	5,319
Total income (expense) for the period	-	-	(4,001)	24,095	20,094	9,320	29,414
Buyback of shares – ordinary	(45,421)	-	-	-	(45,421)	(18,548)	(63,969)
Repayment of employee share loans	25	-	-	-	25	-	25
Buyback of shares – employee share scheme	(5)	-	-	-	(5)	-	(5)
Issue of Options	-	-	-	1,697	1,697	-	1,697
Equity dividends	-	-	(23,114)	-	(23,114)	-	(23,114)
Dividend paid to minority interest	-	-	-	-	-	(4,874)	(4,874)
Transfers between reserves	-	-	1,157	(1,157)	-	-	-
Other changes in equity	(56)	-	-	(7,381)	(7,437)	6,956	(481)
Balances as at 31 December 2005	552,772	-	(212,881)	145,385	485,276	93,241	578,517

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Village Roadshow Limited as at 30 June 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by Village Roadshow Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001.*

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, applicable Accounting Standards, including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for derivatives and available-for-sale investments that are measured at fair value, and assets and associated liabilities held for sale that are measured at fair value less costs to sell.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of Compliance

The half-year financial report complies with AASB 134 *Interim Financial Reporting.*

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2006, except for the adoption of amending Standards and Interpretations mandatory for annual periods beginning on or after 1 July 2006 and voluntary changes to existing accounting policies, as described in Notes 2(d) and 2(e).

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its subsidiaries as at 31 December 2006 ('the Group').

The acquisition of the Australian Theme Park interests as disclosed in Note 10 has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair values of the identifiable assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition. Accordingly the half-year consolidated financial statements include the results of the Australian Theme Parks for the six-month period from their acquisition on 3 July 2006, and the results of the Sea World Resort operations from their acquisition on 30 September 2006.

(d) Mandatory changes in accounting policies

The adoption of new and amended Australian Accounting Standards and Interpretations that are applicable to the consolidated Group from 1 July 2006 had no impact on this consolidated half-year financial report; however, the adoption of amending standard AASB 2005-9 relating to the accounting for financial guarantees may have an impact on the separate financial statements of the parent company, Village Roadshow Limited, for the year-ended 30 June 2007. The assessment of any such impact is still being determined.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Voluntary changes in accounting policies

Subsequent to 30 June 2006, the Village Roadshow Limited group ("VRL Group") has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the fair value movements of interest rate derivatives relating to the financing of the film production division.

These changes have been applied retrospectively in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, therefore opening balances and comparative results have been adjusted accordingly.

(i) Summary of changes:

As advised to the Australian Securities Exchange on 3 January 2007, the VRL Group has clarified its accounting policy in relation to the treatment of capitalised borrowing costs to include the non-cash fair value movements of interest rate derivatives relating to the financing of the film production division. Previously, these derivatives were marked to market partially through the Income Statement in accordance with AASB 139 *Financial Instruments: Recognition and Measurement*. These unrealised derivative gains and losses will continue to fluctuate, however by the end of the hedging period will net to zero on a cumulative basis. The fair value movements on these derivatives were not previously recognised in accounting for the Film Production division's half-yearly and annual film portfolio exploitation profit.

Gains or losses arising from changes in the fair value of derivatives, except for those that qualify as effective cash flow hedges, continue to be taken directly to net profit or loss for the year in accordance with AASB 139.

Following the change in accounting policy, a component of the fair value movements will now be treated as capitalised borrowing costs and included in the Film Production division's film exploitation profit calculations. The VRL Group believes that this change will provide a more relevant and reliable reflection for the Film Production division results on a half-yearly and annual basis.

In addition, the VRL Group's accounting policy for Borrowing Costs (Note 1(c)(iii) in the 30 June 2006 Annual Report) stated that borrowing costs were expensed as incurred, and that costs attributable to borrowings used to finance capital works were not included in the cost of those works while those works were being completed. This has been clarified to state that borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

(ii) Amended accounting policy notes or extracts:

Amended accounting policy notes or extracts incorporating the above changes are detailed below (using the Note references shown in the VRL Group 30 June 2006 Annual Report):

Note 1(c)(iii) Borrowing Costs

Borrowing costs are expensed as incurred, except where they are directly attributable to qualifying assets. Where directly attributable to a qualifying asset, borrowing costs are capitalised as part of the cost of that asset.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Voluntary changes in accounting policies (continued)

(ii) Amended accounting policy notes or extracts: (continued)

Note 1(c)(xxviii) Film production

Producer & overhead fees receivable

Only producer & overhead fees receivable from parties other than Village Roadshow Films (BVI) Limited ("VRF") have been recognised as income, and producer & overhead fees receivable by the Village Roadshow Limited Group from VRF have been eliminated against the Film Cost asset shown in the Balance Sheet.

Recognition of film production revenue and expenses

Revenue and expenses – general

All revenue and expenses (except film production costs and capitalised borrowing costs) are recognised in the Income Statement as they are incurred. Revenue includes producer & overhead fees from parties other than VRF and film exploitation revenues. Expenses include prints & advertising, sub-distribution fees, participations & residuals, studio participations and divisional overheads.

Film production costs

Film production costs relate to the acquisition of film rights from third parties, in relation to all territories excluding USA and Canada.

Amortisation of film production costs

Film production costs are capitalised in the Balance Sheet and amortised in accordance with the measurement requirements of AASB 111 *Construction Contracts*. The progressive film production amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately. Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Derivative Financial Instruments and Hedging

Fair value interest rate derivative movements directly attributable to the film portfolio are treated as capitalised borrowing costs and are included in the film exploitation profit calculations. The balance of the fair value movements of interest rate derivatives which are not treated as capitalised borrowing costs, and which do not qualify as effective cash flow hedges, are taken directly to net profit or loss for the year. Refer also to Note 1(c)(viii) for the detailed accounting policy on derivative financial instruments and hedging.

Amortisation of Capitalised borrowing costs

The amortisation of capitalised borrowing costs is included in the film exploitation profit calculation.

**VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2006**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Voluntary changes in accounting policies (continued)

(iii) Reconciliation of impact upon financial statements

The reconciliation of the impacts of the accounting policy changes is summarised below.

	Before Changes $'000	After Changes $'000
Income Statement impacts:		
Amortisation of Film Library for the half-year to 31 December 2005	178,541	180,331
Continuing profit before tax for the half-year to 31 December 2005	9,685	7,895
Attributable loss after tax for the half-year to 31 December 2005	(2,211)	(4,001)
Amortisation of Film Library for the year to 30 June 2006	271,939	277,522
Continuing profit before tax for the year to 30 June 2006	6,494	911
Attributable loss after tax for the year to 30 June 2006	(35,109)	(40,692)
Amortisation of Film Library for the half-year to 31 December 2006	39,068	29,815
Continuing profit before tax for the half-year to 31 December 2006	37,242	46,495
Attributable profit after tax for the half-year to 31 December 2006	26,394	35,647
Balance Sheet impacts:		
Accumulated losses as at 1 July 2005	(182,702)	(186,923)
Accumulated losses as at 31 December 2005	(206,871)	(212,882)
Accumulated losses as at 30 June 2006	(242,232)	(252,035)
Accumulated losses as at 31 December 2006	(320,102)	(320,653)
Total written-down value of Film Library 31 December 2005	757,371	751,187
Total written-down value of Film Library 30 June 2006	718,282	708,339
Total written-down value of Film Library 31 December 2006	735,277	734,967
Earnings per Share ("EPS") impacts		
Basic and diluted EPS for half-year ended 31 December 2005	(1.32c)	(2.39c)
Basic EPS for half-year ended 31 December 2006	17.29c	23.36c
Diluted EPS for half-year ended 31 December 2006	17.20c	23.18c

In the 30 June 2007 financial statements, there will also be disclosure of the impact on the Balance Sheet classifications for cost and accumulated amortisation of capitalised borrowing costs, however these disclosures are not relevant for the half-year financial report due to the condensed reporting adopted.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2006

	Consolidated 2006 $'000	Consolidated 2005 $'000
2. Income and Expenses		
(a) Reconciliation of operating profit		
Profit before income tax expense	62,944	6,733
Less: Discontinued operations profit (loss) before tax	16,449	(1,162)
Less: Material items of income (expense) before tax	(4,471)	(41,245)
Profit before tax excluding discontinued operations & material items of income and expense	50,966	49,140
Income tax expense excluding discontinued operations & material items of income and expense	(16,159)	(12,654)
Profit attributable to minority interests excluding discontinued operations & material items of income and expense	(11,187)	(9,320)
Net profit attributable to members excluding discontinued operations and material items of income and expense	**23,620**	**27,166**
(b) Other income from continuing operations		
Total interest received	5,383	6,095
Other	18,805	18,443
Total other income from continuing operations	24,188	24,538
(c) Expenses excluding finance costs from continuing operations		
Total depreciation and amortisation	56,954	196,008
Total film expenses	215,644	431,770
Other	294,714	249,914
Total expenses excluding finance costs	567,312	877,692

(d) Material items of income and expense

The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.

	Consolidated 2006 $'000	Consolidated 2005 $'000
Restructuring & refinancing costs – Theme Parks division	(8,071)	-
Restructuring costs – Film Production division	-	(21,319)
Legal settlements & expenses – Film Production division	3,600	(19,926)
Total loss from material items of income and expense before tax	(4,471)	(41,245)
Income tax revenue	1,341	11,240
Total loss from material items of income and expense after tax	(3,130)	(30,005)

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2006

3. Cash Flows from Operating Activities

	Consolidated 31/12/2006 $'000	Consolidated 31/12/2005 $'000
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:		
Cash on hand and at bank	84,320	77,982
Deposits at call	189,730	179,769
Sub-total	274,050	257,751
Overdrafts	(3,548)	-
Total cash on hand and at bank - continuing operations	270,502	257,751
Cash on hand and at bank attributable to discontinued operations	351	1,241
Cash on hand and at bank	270,853	258,992

4. Major Changes in Debt and Equity Securities

(a) During the six months ended 31 December 2006, the following major changes to debt and equity securities of the Village Roadshow Limited economic entity occurred:
   (i) Following the Theme Park restructuring as detailed in Note 10, additional secured interest-bearing loans of $350.0 million have been drawn down by the Village Roadshow Limited economic entity; and
   (ii) Austereo Group Limited, a controlled entity of the Village Roadshow Limited group, bought-back 18.9 million Ordinary shares on-market (which shares were subsequently cancelled), for a total cost of $35.3 million.

(b) Subsequent to 31 December 2006, the following major changes to debt and equity securities of the Village Roadshow Limited economic entity occurred:
   (i) Village Roadshow Limited made capital reductions of 15 cents per Ordinary and A Class Preference share on issue, for a total cost of $39.3 million;
   (ii) Village Roadshow Limited commenced an on-market buyback for up to 10% of the Ordinary shares and 10% of A Class Preference shares on issue; and
   (iii) Village Roadshow Limited issued 3,590,000 A Class Preference shares at $3.14 per share under the Employee Share Scheme.

5. Changes to Composition of Entity

Other than as described in Notes 9 and 10, there were no changes in composition to the consolidated entity which had a material impact during the half-year ended 31 December 2006.

	Consolidated 2006 $'000	Consolidated 2005 $'000
6. Dividends Paid and Proposed		
Equity Dividends		
(a) Dividends paid during the half-year		
Fully-franked special dividend on ordinary shares of 34 cents per share (2005: 7.175 cents per share)	51,871	12,062
Fully-franked special dividend on preference shares of 37 cents per share (2005: 10.175 cents per share)	40,535	11,052
(b) Dividends proposed and not recognised as a liability		
There are no proposed dividends as at 31 December 2006	-	-
	92,406	23,114

On 18 October 2006, Austereo Group Limited, a controlled entity of the Village Roadshow Limited group, paid a fully-franked final dividend for 30 June 2006 of 4.1 cents per share.

7. Contingent Liabilities and Assets

(a) Contingent Liabilities

Contingent liabilities are not materially different from those disclosed in the 30 June 2006 accounts except as follows:

(i) Claim received from the service company of Mr. Peter Ziegler (Note 22(a)(xi) in the 30 June 2006 accounts):

As advised to the Australian Securities Exchange on 29 January 2007, the Supreme Court of Victoria ruled that all claims against Village Roadshow Limited ("VRL") by Orrong Strategies Pty. Ltd., the company of former executive Peter Ziegler, had failed. In addition, the Supreme Court held that the VRL counterclaim against Mr. Ziegler, Orrong Strategies Pty. Ltd. and another company, Remut Pty. Ltd. should succeed for an amount of approximately $12.0 million. Following the judgment (which is likely to be subject to appeal), VRL has reduced its provisioning in relation to this matter by $3.6 million ($2.5 million after tax).

(ii) Several corporate guarantees for operating lease commitments of associated entities (Note 22(a)(iv)(b) in the 30 June 2006 accounts):

As a result of the sale of the Cinema Exhibition operations in Italy, the contingent liabilities of $116.6m relating to operating lease commitments have ceased.

(iii) Convertible Notes:

The market value of the convertible notes issued by the Company is dependent on a number of factors including the A$/US$ exchange rate, the current share price of the A Class Preference shares and the conversion ratio applicable to the notes. As a result of the capital reduction of 15 cents per A Class Preference share referred to as part of Note 4(b)(i) above, combined with the special dividend of 37 cents per A Class Preference share which was paid in November 2006, the conversion ratio for the convertible notes issued by the Company has increased. As a result, given the significant increase in value of the A Class Preference shares, if the holders of the convertible notes elect to convert them then, based on the current prevailing market price for the A Class Preference shares, an amount of approximately $6.8 million in addition to the liability in the accounts would arise. The actual amount of the liability and potential expense cannot be determined until a conversion notice is received and the share price of the A Class Preference shares at that time is known.

(b) Contingent Assets

Contingent assets are not materially different from those disclosed in the 30 June 2006 accounts.

As detailed in Note 7(a)(i) above, the Supreme Court held that an amount of approximately $12.0 million should be paid to VRL. However, as no formal judgment for the payment of this amount has yet been awarded by the Supreme Court and the case is likely to be subject to appeal, the judgment amount is not viewed as a contingent asset at this stage.

8. Reporting by Business Segments

	Consolidated		Consolidated excluding Discontinued Operations & Material items of income and expense	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Segment revenue:				
Theme Parks	132,596	7,295	132,596	7,295
Film Production	259,768	606,478	259,768	606,478
Film Distribution	-	-	-	-
Cinema Exhibition	124,261	166,270	121,346	130,308
Radio	127,360	125,273	127,360	125,273
Unallocated	8,501	13,240	8,501	13,240
Total segment revenue	652,486	918,556	649,571	882,594
Segment result:				
Theme Parks	24,792	8,169	32,863	8,169
Film Production	46,620	(3,439)	43,019	32,026
Film Distribution	10,814	10,991	10,814	10,991
Cinema Exhibition	10,866	(2,174)	4,432	4,451
Radio	44,946	43,304	44,946	43,304
Unallocated *	(75,094)	(50,118)	(85,108)	(49,801)
Total segment result	62,944	6,733	50,966	49,140

* Unallocated segment result includes items which are not included in the definition of segment results under Accounting Standard AASB 114 *Segment Reporting,* as well as all other items which are included in operating profit before tax.

Operating profit before tax (attributes unallocated items to divisional results):

	Consolidated		Consolidated excluding Discontinued Operations & Material items of income and expense	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Theme Parks	15,131	7,858	23,202	7,858
Film Production	(4,131)	(30,866)	(7,731)	4,598
Film Distribution	10,814	10,991	10,814	10,991
Cinema Exhibition	15,592	3,106	(857)	4,268
Radio	38,677	38,070	38,677	38,070
Other	(13,139)	(22,426)	(13,139)	(16,645)
Total	62,944	6,733	50,966	49,140

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2006

9. Discontinued Operations

(a) Operations classified as discontinued in prior periods and the current period:

During the half-year ended 31 December 2006, there have been no significant changes in the amount and timing of related cash flows for those operations classified as discontinued in prior periods. Details of the composition of the attributable net profit (loss) from those discontinued operations for the current and previous corresponding periods are as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000
Segment/Territory:		
Cinema Exhibition – Germany	221	(828)
Cinema Exhibition – Austria	(1,085)	(2,816)
Cinema Exhibition – Argentina	-	5,361
Cinema Exhibition – New Zealand/Fiji	2,998	3,119
Cinema Exhibition – United Kingdom	-	(2,982)
	2,134	1,854
Cinema Exhibition – Italy (refer note 9(b))	13,023	(3,016)
Total attributable net profit (loss) from discontinued operations	15,157	(1,162)

(b) Operations classified as discontinued in the current period:

As advised to the Australian Securities Exchange on 27 October 2006, the Village Roadshow Limited group ("VRL group") has disposed of its 50% cinema interests in Italy to the other 50% shareholder for consideration of $64.0 million.

Additional disclosures relating to the Cinema Exhibition division discontinued operation in Italy are as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000
(i) Income Statement Information:		
Profit (loss) from discontinued operations before tax	14,317	(3,016)
(ii) Cash Flow Information:		
Net operating cash flows	-	-
Net investing cash flows	63,963	-
Net financing cash flows	-	-
Total net cash flows	63,963	-

	Consolidated 31/12/2006 $'000	Consolidated 30/6/2006 $'000
(iii) Balance Sheet / Other Information:		
Assets – carrying amount at balance date	-	38,511
Liabilities at balance date	-	-
Net assets at balance date	-	38,511
Net assets disposed	49,646	-
Selling price of net assets disposed	63,963	-
Profit on disposal	14,317	-
Tax expense relating to disposal	(1,294)	-

10. Business Combination

Acquisition of Australian Theme Parks interests

As detailed in the Company's 30 June 2006 financial report, the Village Roadshow Limited group ("VRL group") acquired all of Warner Bros. interests in the previously jointly owned Australian Theme Parks for a payment of $254.6 million. The transaction, which was effective on 3 July 2006, has resulted in the VRL group acquiring the companies which hold those interests and Warner Bros.' share of associated bank debt ($64.5 million). The acquisition was funded by a drawdown on the VRL group bank facilities and from existing cash reserves. As a result of this transaction, the VRL group now owns 100% of:

* Warner Bros. Movie World
* Sea World
* Wet 'n' Wild Water World
* Australian Outback Spectacular
* Paradise Country
* Warner Roadshow Studios

As part of the above transaction, the VRL group also moved to a 50% ultimate ownership interest in the Sea World Nara Hotel, and subsequently (effective 30 September 2006), the VRL group also purchased the remaining 50% of shares in Sea World Nara for $20.2 million plus the assumption of debt of approximately $5.5 million.

As part of the initial acquisition, the Company has indirectly acquired the remaining 50% interests in Warner Village Theme Parks Partnership and W.V. Entertainment Pty Ltd by way of its acquisitions of the 100% shareholdings in WW Australia Pty Ltd. and WSW Operations Pty Ltd.

	Consolidated	
	Recognised on acquisition $'000	Values before acquisition $'000
Cash and cash equivalents	5,721	5,721
Receivables	15,557	15,557
Property, plant and equipment	199,233	142,584
Intangible assets	16,675	835
Other assets	6,929	6,929
	244,115	171,626
Payables	(22,042)	(22,042)
Borrowings	(68,585)	(68,972)
Other liabilities	(7,639)	(7,639)
Net deferred tax liabilities	(5,211)	-
	(103,477)	(98,653)
Fair value of identifiable net assets	140,638	72,973
Goodwill arising on acquisition	136,813	
	277,451	
Cost of combination:		
Cash paid	274,778	
Costs associated with the acquisition	2,673	
	277,451	
The net outflow on acquisition is as follows:		
Net cash acquired with the subsidiary	5,721	
Cash Paid	277,451	
Net Cash outflow	271,730	

From the date of acquisition, the Australian Theme parks have contributed $17.5 million to the net profit of the Group. The accounting for the above acquisition is provisional at this stage, in accordance with AASB 3 *Business Combinations.*

11. Events Subsequent to Balance Date

Other than as referred to in Note 4(b), there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial half-year.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
DIRECTORS' DECLARATION
31 DECEMBER 2006

In accordance with a resolution of the directors of Village Roadshow Limited, I state that:

In the opinion of the directors -

a) the financial statements and notes of the Consolidated Entity are in accordance with the *Corporations Act 2001*, including:

    i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

    ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P.E. Foo
Director

Melbourne, 28 February 2007

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent review report to members of Village Roadshow Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Village Roadshow Limited and the entities it controlled during the half-year, which comprises the condensed balance sheet as at 31 December 2006, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the six months ended on that date, other selected explanatory notes and the directors' declaration.

Directors Responsibility for the half-year financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Village Roadshow Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Village Roadshow Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

D R McGregor
Partner

Melbourne
28 February 2007

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

THE NEW VRL

HALF YEAR RESULT COMMENTARY

For the Period Ended 31 December 2006

VILLAGE ROADSHOW LIMITED

Outline

- Strategic Highlights
- VRL Outlook
- The Half Year in Summary
- Theme Parks
- Film Production
- Film Distribution
- Cinema Exhibition
- Austereo

1. STRATEGIC HIGHLIGHTS

Strategic Highlights

- Move to 100% ownership of Theme Parks
- Exited underperforming territories
- Rewarding loyal shareholders with
  - Special dividend
  - Capital return and buy-backs
  - Share price increased over $1 per share
- Appointment of David Evans as non-executive director

We're back on track

Strategic Highlights - Businesses

- Theme Parks results well above expectations
  - Attendances well up on last year
  - Costs tightly managed
  - New attractions generating ongoing excitement
- *Happy Feet* enjoyed success globally
  - Academy Award for Best Animated Feature Film
  - Great news for Production, Exhibition and Distribution!
- Austereo network continued its ratings leadership across Australia
  - No. 1 or 2 in each mainland capital city

"Right Sizing" Exhibition

- We completed our exit of all material non-core cinema exhibition territories
  - New Zealand
  - Italy
  - Austria
  - Palace Cinemas (except Carlton Nova)

Strategic Highlights - Outlook

- Concentrating on core competencies
- Gold Class USA
- Music and movies
- Theme park opportunities

Gold Class USA

- This niche market is untapped across the USA
- We have great expertise already
- US demographics make this highly attractive
- Roll out commencing 2008 financial year
- Proven success in Australia, Singapore and Greece

Movies and Music

- Music sells movies but above all movies sell music
- We will be proactive with sound tracks of our films
- New revenue stream, improves profitability
- Enhances marketability of films, gets to the heart of our core demographic

2. VRL OUTLOOK

VRL Outlook

- Continued strong growth in Theme Parks as evidenced by January and February results
- Exhibition to benefit from a strong May/June release schedule, including;
  - *Spider Man 3, Shrek the Third, Pirates of the Caribbean: At World's End, Fantastic 4: Rise of the Silver Surfer*
- Austereo better than forecast sales in January
- Strong new programming for second half
- Production to release 4 films including *Ocean's 13*

VRL Outlook

- On track to deliver operating profits above prior year.
- EBITDA forecast substantially up on prior year
  - Theme parks
  - Exhibition
  - Film Production
- Austereo expects market growth of approx. 2%, on track to exceed prior year result.
- *Happy Feet* DVD will be strong contributor to Distribution.

3. THE HALF YEAR IN SUMMARY

Funding our Businesses

Debt Profile ($ millions)	Dec 2006	June 2006
On Balance Sheet - Exhibition/Other	94.4	93.6
On Balance Sheet - Non Recourse (Austereo)	227.6	188.6
On Balance Sheet - Non Recourse (Theme Parks)	356.3	0
On Balance Sheet - Non Recourse (VRPG - P-note)	137.7	142.6
On Balance Sheet - Non Recourse (VRPG)	746.5	742.7
On Balance Sheet - Convertible Notes	25.1	26.4
Cash On Hand - VRP[1]	(70.8)	(51.8)
Cash on Hand - VRL Group	(203.3)	(124.4)
Net Debt	1313.5	1017.7
Roadshow Debt (Off Balance Sheet)	9.1	12.5

(1) Cash on hand for VRP is quarantined in that division

Divisional Performance

Reported EBITDA by Division				
	2006	2005	2005 (1)	↕ %
Theme Parks	**45.4**	**11.7**	**34.8**	30.5%
Film Production	**43.4**	**32.5**	**32.5**	33.5%
Film Distribution	**10.8**	**11.0**	**11.0**	(1.8%)
Cinema Exhibition	**10.4**	**13.2**	**13.2**	(21.2%)
Austereo	**47.9**	**46.8**	**46.8**	2.4%
Other	**(11.9)**	**(15.2)**	**(15.2)**	21.7%
Total Reported EBITDA	**146.0**	**100.0**	**123.1**	**18.6%**

(1) Normalised, including 100% of the Theme Parks

4. THEME PARKS

Performance Summary

Now owning 100%, VRL is the largest Theme Park owner/operator in Australia

Theme Parks Results			
	Reported		100%
	2006	2005	2005
EBITDA	45.4	11.7	34.8
Depreciation & Amortisation	(12.4) [2]	(1.8)	
Interest	(9.8) [1]	(2.0) [3]	
Profit Before Tax	**23.2**	**7.9**	

(1) Interest increased due to debt funding

(2) Depreciation increased to reflect uplift in asset values on acquisition

(3) 2005 includes $0.6m in underlying tax expense

Theme Parks Highlights

Wet'n'Wild: New Competition from Dreamworld

- New competition from Dreamworld; WhiteWater World opened on 8 December 2006.
- New marketing initiatives
- Wet'n'Wild attendances compared to last year:
    - Up 22% for the half-year
    - Up 22% for the month of December 2006
    - Up 26% for the month of January 2007

Theme Parks Outlook

- Increased attendances and improved margins continued to the second half of the year
- New attractions
  - *Surf Rider* at Wet 'n' Wild Waterworld
  - New 3D film and animal attraction at Sea World
- Appointment of John Harnden as Chief Executive, International Theme Parks
  - Expansion opportunities

5. FILM PRODUCTION

Performance Summary

The latest financing facility enables VRL to increase throughput and enhance its position as a leading independent production group.

Film Production Results

	2006	2005	↕ %
Reported EBITDA	43.4	32.5	33.5%
Depreciation & Amortisation	(0.4)	(0.4)	0.0%
Interest	(44.3)	(24.5)	(80.8%)
Interest (P-note)	(6.4)	(3.0)	(113.3%)
Profit Before Tax	**(7.7)**	**4.6**	**(267.4%)**

Production Highlights

- Strong box office performance from *Happy Feet*
- First film portfolio complete – small profits will continue to be booked
- Second portfolio contains 3 completed films
- Results of second portfolio likely to commence being recognized in 2008 financial year

Production Outlook

- *Happy Feet* continues to perform well in the 2nd half
- Upcoming films include *Ocean's 13, License to Wed, The Brave One* and *I am Legend*
- Major films already greenlit for 2008 include *Get Smart, Where the Wild Things Are* and *Speed Racer*
- Strong cashflow is repaying Promissory Note and therefore reducing interest expense

6. FILM DISTRIBUTION

Performance Summary

Roadshow is the largest independent film distributor in the Australian marketplace.

Film Distribution Results			
	2006	2005	↕ %
Underlying EBITDA	15.1	15.9	(5.0%)
Depreciation & Amortisation	(0.4)	(0.3)	(33.3%)
Interest	0.5	0.4	25.0%
Tax	(4.4)	(5.0)	12.0%
Profit After Tax & Reported EBITDA	**10.8**	**11.0**	**(1.8%)**

Film Distribution Highlights

- Strong DVD performance with titles such as *Hoodwinked*, *Brokeback Mountain* and *Snakes on a Plane*.
- BBC DVD titles also performed extremely well, particularly *Little Britain*, *Love My Way* and *Planet Earth*.
- Expected boost from *Happy Feet* DVD releasing in April 2007

Film Distribution Outlook

- Second half looking good with new titles including *Happy Feet*, *Arthur and the Invisibles* and *Music and Lyrics*.
- Roadshow content is the key driver behind how VRL will participate in the emerging Internet based movie services sector
  - Video on Demand
  - Electronic Sell Through

7. CINEMA EXHIBITION

Performance Summary

Cinema Exhibition Results			
	2006	2005	↕ %
Reported EBITDA	**10.4**	**13.2**	(21.2%)
Depreciation & Amortisation	**(9.9)**	**(8.7)**	(10.0%)
Interest	**(1.4)**	**(0.2)**	(600.0%)
Profit Before Tax (1)	**(0.9)**	**4.3**	**(120.9%)**

(1) Before Material One-off Items and Discontinuing Operations

Exhibition Results

- Australia and Singapore in line with prior year
- Greece
  - Transitioning from old stock to new stock cinemas
  - Village has higher market share
  - Higher interest and depreciation on new sites
  - New businesses starting to make positive profit impact

Exhibition Outlook

- Favorable product outlook in the second half:
  - *Happy Feet* (released 26 December 2006), *Night at the Museum, The Pursuit of Happyness, Blood Diamond, Shrek the Third, Spider-man 3* and *Pirates of the Caribbean: At Worlds End*

  Concentration on managing costs and margins
- New mega sites like Doncaster will drive future
- Our unique concepts of Gold Class and Vmax have grown profit margins at existing and new sites
- Summer Entertainment, looking at opportunities

8. AUSTEREO

Performance Summary

Austereo Results			
	2006	2005	↕ %
Reported EBITDA	47.9	46.8	2.4%
Depreciation & Amortisation	(3.0)	(2.9)	(3.4%)
Interest	(6.2)	(5.8)	(6.9%)
Profit Before Tax	38.7	38.1	1.6%
Tax	(11.9)	(11.2)	(6.3%)
Net Profit After Tax	26.8	26.9	(0.4%)
Dividend to VRL [1]	8.9	9.5	(6.3%)

(1) Dividend amount reduced from the prior corresponding half due to decrease in the number of shares owned by VRL

Austereo Highlights

- EBIT growth of 4.3%
- Sales Revenue growth of 2.8%
  - Radio industry market growth of only 0.75%
- EPS growth of 2.9%
- Ratings leader
  - 2Day FM: Average 11.3% audience share
  - Fox FM: Average 12.4% audience share
- Strong operating cost management

Austereo Outlook

- Confidence in second half due to outstanding line-up of leading personalities and shows
- Digital media platforms will enhance core business
  - Between June 2006 and December 2006 podcast downloads averaged almost 1.2 million per month
- Total radio advertising market growth expected to be 2% across the next 6 months
- For more information go to www.austereo.com.au

Conclusion

- Over the past several years VRL has re-engineered its businesses and financial structures into 5 separate and distinct silos.
- Each silo is financially independent. VRL is one of the few listed ASX 300 companies that does not have a class order (ie; none of the liabilities of any company are cross collateralized with any other company).
- Each of the debts are principally recourse only to the assets of each of the silos and not to VRL, or to any other silo.
- VRL is debt free and after the announced buy-back will have A$30m of cash and A$100m of undrawn facility (this facility being recourse only to AEO shares held by VRL).
- After buy backs, VRL will have approx. 240m shares on issue. Based on today's share prices the market capitalisation would be approx. A$800m, which is little more than the Net Value of the Theme Parks alone.

Conclusion


THE FINANCIAL SILOS OF VRL
Corporate
FYF EBITDA (A$'m)
90
80
70
60
50
40
30
20
10
-
Theme Parks
VRL Share: 100%
EBITDA: A$82m
Debt: A$356m
Radio
VRL Share: 50.2%
100%
EBITDA: A$78m (1) *
Debt: A$228m
Market Cap: A$764m
* 2006 reported
Exhibition
VRL Share:
Australia - 50% (avg)
Greece - 100%
Singapore - 50%
EBITDA: A$42m
Debt: A$94m
Distribution
VRL Share: 50%
100%
EBITDA: A$38m
Debt: A$18m
Production
VRL Share: 100%
EBITDA: A$79m *
Debt: A$884m
Film Library: A$735m
* Includes Net P&O Fees (Less O/Hds) of $21m

(1) Radio: This number relates to 2006. Management have indicated they are on track to achieve 2007 results in excess of this.

END